Altera Corporation

101 Innovation Drive

San Jose, CA 95134

Phone: 408-544-7000

June 9, 2011

VIA EDGAR SUBMISSION AND COURIER

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brian Cascio, Accounting Branch Chief
Praveen Kartholy, Staff Accountant
Gary Todd, Staff Accountant

Re:	Altera Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed February 16, 2011
File No. 000-16617

Dear Mr. Cascio:

This letter is in response to your comment letter dated May 20, 2011 concerning the above-referenced filing by Altera Corporation (“Altera” or the “Company”). For your convenience, we have set forth the Staff’s comments in italicized, bold type, followed by the Company’s response.

Unless otherwise noted, where prior comments are referred to they refer to the Staff’s letter dated April 18, 2011, and where our response to prior comments are referred to they refer to our letter to the Staff dated April 29, 2011.

Form 10-K for the fiscal year ended December 31, 2010

Item 8. Financial Statements

Note 13: Income Taxes, page 59

3.	We refer to your response to prior comment 3. We note the significance of the foreign rate differential on your effective tax rate. Please tell us the primary countries from which foreign pre-tax earnings are derived. Also clarify for us the statutory tax rates in those countries and explain whether you are recognizing any significant benefit from any tax holidays or abatements in those countries. Overall your response should clarify for us the reasons for the low effective tax rates on foreign pre-tax income.

In response to the Staff’s comment we respectfully submit that the significance of the foreign rate differential on our effective tax rate is a result of the substantial portion of our business conducted outside the United States. The level of foreign business and corresponding earnings is evidenced through our disclosures on page 13 (Item 1. Business – International Sales) and on page 61 (Note 14 of our Notes to Consolidated Financial Statements) of our Annual Report on Form 10-K for the year ended December 31, 2010, which provide information relative to the location of our net sales. For our response to the remainder of the comment, we have supplementally provided the Staff with the requested information, in a separate letter of even date herewith, requesting confidential treatment pursuant to Rule 83 (17 C.F.R. § 200.83).

Altera acknowledges that:

•	Altera is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Altera may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please direct any comments or inquires regarding the foregoing to me at (408) 544-8005 (telephone) or (408) 544 8155 (facsimile).

Very truly yours,

/s/ Ron Pasek
Ron Pasek
Senior Vice President and Chief Financial Officer

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